UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2018

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,
12th Floor,
City of Buenos Aires (A1428ARG),
Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Supervisory Committee’s Report

To the Shareholders of

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.)

Introduction

In accordance with the provisions of both section No. 294 of Law No. 19,550 and the regulations of the National Securities Commission (hereinafter “CNV”), we have performed a review of the accompanying condensed interim financial statements of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.) (hereinafter “the Company”), which comprise the condensed interim statement of financial position as of March 31, 2018, the statement of comprehensive income for the three-month period ended March 31, 2017, and the statements of changes in equity and cash flows for the three-month period then ended, and selected explanatory notes.

The balances and other information related to fiscal year 2017 and its interim period are an integral part of the aforementioned financial statements and should therefore be considered in relation to those financial statements.

Directors’ Responsibility

The Company’s Board of Directors is responsible for the preparation and fair presentation of these condensed interim financial statements in accordance with International Financial Reporting Standards (IFRS), which have been adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE), and incorporated by the CNV into its regulations, as such standards were approved by the International Accounting Standards Board. Is also, the Board of Directors is responsible for the for the existence of the internal control it deems necessary to enable the preparation of condensed interim financial statements free of material misstatement.

Scope of our review

We have performed our review in accordance with current regulations, which require the application of the procedures established in International Standard on Review Engagements ISRE 2410 “Review of interim financial information performed by the independent auditor of the entity”, which has been adopted as review standard in Argentina by Technical Resolution No. 33 of the FACPCE, as such standard was approved by the International Auditing and Assurance Standards Board, and  include verification of the consistency of the documents subject to the review with the information on corporate decisions laid down in minutes, and whether such decisions comply with the law and the by-laws as to their formal and documentary aspects. In conducting our professional work, we have examined the work performed by the external auditors of the Company, Price Waterhouse & Co. S.R.L, who issued their auditors’ report on May 10, 2018. A review of interim financial information consists in making inquiries of the Company personnel responsible for the preparation of the information included in the condensed interim financial statements, and in applying analytical and other review procedures.

Supervisory Committee’s Report (Continued)

Scope of our review (Continued)

This review is substantially less in scope than an audit performed in accordance with international auditing standards and, consequently, does not enable us to obtain assurance that we will take become aware of all significant matters that might be identified in an audit.  Accordingly, we do not express an opinion on the Company’s financial position, the statements of comprehensive income or cash flows. We have not assessed the corporate management, financing, marketing or operating criteria, inasmuch as they are the responsibility of the Board of Directors and the Shareholders’ Meeting.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed interim financial statements mentioned in the first paragraph of this report, are not prepared, in all material respects, in accordance with International Accounting Standard 34.

Report of compliance with current regulations

As required by current regulations, we report that:

a)   the Company’s condensed interim financial statements are in the process of transcription to the “Inventory and Balance Sheet” book and, as to matters within our field of competence, comply with the provisions of the Business Organizations Law and the CNV’s applicable resolutions;

b)   the Company’s condensed interim financial statements arise from accounting records, which are kept, in all formal aspects;

c)   the provisions of section No. 294 of Law No. 19,550 have been complied with.

City of Buenos Aires, May 10, 2018.

By the Supervisory Committee

José Daniel Abelovich
Member

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: May 18, 2018